The information in this preliminary pricing supplement is not complete and may be changed. None of this preliminary pricing supplement, the prospectus supplement or the prospectus is an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 6, 2007	FILED PURSUANT TO RULE 424(b)(2)
PRELIMINARY PRICING SUPPLEMENT NO. AIG-FP-47	REGISTRATION NO. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC. MEDIUM-TERM NOTES, SERIES AIG-FP,
PRINCIPAL PROTECTED WTI CRUDE OIL LINKED NOTES DUE [•, 2012]
(THE “NOTES”)

The Notes:
•	The Notes are designed for investors who seek exposure to any appreciation or depreciation of the price of Light Sweet Crude Oil (“WTI Crude Oil”) over the term of the Notes. Investors should be willing to forgo interest payments while seeking full principal protection plus a likely positive return at maturity.

•	The Notes will have 100% principal protection on the maturity date.

•	There will be no payments on the Notes prior to the maturity date, and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of American International Group, Inc. (“AIG”) and part of a series entitled “Medium-Term Notes, Series AIG-FP.”

•	AIG Financial Products Corp. (“AIG-FP”), as calculation agent (the “Calculation Agent”), will determine the price of WTI Crude Oil as described in this pricing supplement.

•	The Notes will have CUSIP No. 02687QDD7.

•	The settlement date is expected to be [•, 2007].

•	The Pricing Date is expected to be [•, 2007].
Payment on the maturity date:
•	The maturity date is expected to be [•, 2012].

•	At maturity, you will receive a cash payment, for each $1,000 principal amount of Notes, of $1,000 plus an additional amount described below (the “Additional Amount”).

•	The Additional Amount per $1,000 principal amount of Notes paid at maturity will equal:
•	If the Ending Price of WTI Crude Oil is greater than the Starting Price thereof, $1,000 times the Underlying Performance times the Upside Participation Rate; or

•	If the Ending Price is less than the Starting Price, $1,000 times -1 times the Underlying Performance times the Downside Participation Rate; or

•	If the Ending Price is equal to the Starting Price, $0.
•	The Starting Price, Ending Price and Underlying Performance of WTI Crude Oil will be determined as described herein. The actual Starting Price will be determined on the Pricing Date and set forth in the final offering document made available in connection with the sales of the Notes. The Ending Price will be determined on the Valuation Date, which is expected to be [•, 2012].

•	The Upside Participation Rate is expected to be a percentage between 90% and 100%, and the Downside Participation Rate is expected to be a percentage between 40% and 50%. The actual Upside Participation Rate and Downside Participation Rate will be determined on the Pricing Date and set forth in the final offering document made available in connection with the sale of the Notes.

     Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent that it is different from that information.
     Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-2 of this pricing supplement.

	Per Minimum Denomination	Total
Public offering price	$1000.00	$
Underwriting discount	$20.00	$
Proceeds, before expenses, to American International Group, Inc.	$980.00	$
     Assuming there are no changes in the price of WTI Crude Oil and no change in market conditions or any other relevant factors, the price, if any, at which Wachovia Securities or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the Notes. This is due to, among other things, the fact that the original public offering price of the Notes included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the development and hedging costs associated with, the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes.
     Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in December 2007 or January 2008, the settlement date may occur in December 2007 or January 2008, and each of the Valuation Date and the maturity date may occur in [• 2012] or [• 2013]. Any reference in this preliminary pricing supplement to the month in which the Pricing Date, settlement date, Valuation Date or maturity date will occur is subject to change as specified above.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Wachovia Securities

The date of this pricing supplement is [•, 2007].

RISK FACTORS
     Unlike ordinary debt securities, the return on the Notes at maturity depends on the price of WTI Crude Oil. The Notes are a riskier investment than ordinary principal-protected debt securities. Also, the Notes are not equivalent to investing directly in crude oil futures contracts or WTI Crude Oil. Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including events that are difficult to predict and beyond AIG’s control. Investors should carefully consider the following discussion of risks and the discussion of risks included in the related prospectus before deciding whether to invest in the Notes. Prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
     The market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by important factors, including the costs of developing, hedging and distributing the Notes
     Assuming there are no changes in the value of WTI Crude Oil and no change in market conditions or any other relevant factors, the price, if any, at which Wachovia Securities or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the Notes. This is due to, among other things, the fact that the original public offering price of the Notes included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the development and hedging costs associated with, the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes.
     Wachovia Securities is not obligated to make a market in the Notes.
     A trading market for the Notes is not expected to develop, which may adversely affect the price you receive if you sell your Notes before the maturity date
     The Notes will not be listed on any futures or securities exchange, and we do not expect a trading market for the Notes to develop. Although Wachovia Securities has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. If a market-maker (which may be Wachovia Securities) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. This quoted price could be higher or lower than the original public offering price of the Notes. The Notes are not designed to be short-term trading instruments and if you sell your Notes in the secondary market prior to maturity you will not be entitled to principal protection or any minimum return of the principal amount of your Notes sold. Accordingly, you should be able and willing to hold the Notes to maturity.
     Many factors interrelate in complex ways to affect the trading value of the Notes
     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, the market value of the Notes will be affected by changes in the level of interest rates, the time to maturity of the Notes (and any associated “time premium”) and the credit ratings of AIG. In addition, the market value of the Notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant).
     The price of crude oil will affect the trading value of the Notes. It is expected that the market value of the Notes will depend on the level of both the spot and forward prices of WTI Crude Oil relative to the Starting Price of WTI Crude Oil. Although the Notes are principal-protected if held to maturity, if you choose to sell your Notes prior to the maturity date, you may receive substantially less than the principal amount thereof.
     Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the Notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. These circumstances could adversely affect the price of WTI Crude Oil and, therefore, the value of your Notes.

     Changes in the volatility of WTI Crude Oil and crude oil futures contracts are expected to affect the market value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. The volatility of WTI Crude Oil and crude oil futures contracts is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars) changes in interest and exchange rates and trading activity in crude oil and futures contracts. If the volatility of WTI Crude Oil or crude oil futures contracts increases or decreases, the market value of the Notes may be adversely affected.
     Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the Notes. Affiliates and subsidiaries of AIG may actively trade the crude oil, crude oil futures contracts and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities). AIG and its affiliates and subsidiaries may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and related commodities. Any such trading and underwriting activities by AIG and its affiliates and subsidiaries, or by unaffiliated third parties, could adversely affect the value of crude oil, which could in turn affect the return on and the value of the Notes.
     Membership on NYMEX. Affiliates of AIG are members of NYMEX, and their employees currently serve on the NYMEX settlement committee and other committees and may continue to do so in the future from time to time. These activities could affect the price of crude oil, crude oil futures contracts, or other instruments or commodities.
     As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade, if at all, at a value reflecting a “time premium” due to expectations concerning the price of WTI Crude Oil prior to the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.
     Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the increase or decrease, if any, in the price of WTI Crude Oil over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes. For instance, our credit ratings may not reflect the potential impact on the value of your Notes of risks related to structure, market or other factors discussed herein.
     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the price of WTI Crude Oil will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.
     You may earn little or no return on your investment
     The Notes do not bear interest, and your return on the Notes will depend solely on the Additional Amount, if any, which in turn depends on the Starting Price and Ending Price of WTI Crude Oil. While there will be an Additional Amount payable at maturity in the event that the Ending Price of WTI Crude Oil is less than the Starting Price, because the Downside Participation Rate is less than the Upside Participation Rate, the Additional Amount corresponding to any negative change in the price of WTI Crude Oil would be less than the Additional Amount corresponding to a positive change of an equal amount. Furthermore, if the Ending Price of WTI Crude Oil equals its Starting Price, the Additional Amount will be $0. This will be true even if the price of WTI Crude Oil was higher or lower than the Starting Price at some time during the life of the Notes. If the Additional Amount is $0, we will pay you only the $1,000 principal amount of the Notes per unit of your Notes.

     The Notes are subject to risks associated with the performance of the price of WTI Crude Oil
     Because the Notes are linked solely to the Starting Price and Ending Price of WTI Crude Oil, an investment in the Notes will be less diversified than other Notes linked to a broader range of commodities or products, and therefore could experience greater volatility and may carry risks similar to a concentrated securities or other investment in WTI Crude Oil. The price of WTI Crude Oil is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes or other unexpected weather events). It is not possible to predict the aggregate effect of all or any combination of these factors.
     Your yield may be lower than other debt securities of comparable maturity
     The yield that you will receive on the Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest-bearing debt security of AIG with the same maturity date. The return on your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
     You must rely on your own evaluation of the merits of an investment linked to WTI Crude Oil
     In the ordinary course of their businesses, AIG and Wachovia Securities or their affiliates or subsidiaries may express views on expected movements in crude oil prices, and these views are sometimes communicated to clients who participate in crude oil markets. However, these views are subject to change from time to time. Moreover, other professionals who deal in crude oil markets may at any time have significantly different views from those of AIG or Wachovia Securities or their affiliates or subsidiaries. For these reasons, you are encouraged to investigate the crude oil markets based on information obtained from multiple sources, and should not rely on the views expressed by AIG or Wachovia Securities or their affiliates or subsidiaries.
     You should make such investigation as you deem appropriate as to the merits of an investment linked to WTI Crude Oil prices. Neither the offering of the Notes nor any view which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to crude oil price movements constitutes a recommendation as to the merits of an investment in the Notes.

     Your return will not reflect the return of owning crude oil contracts or crude oil
     The return on your Notes may not reflect the return you would realize if you actually purchased WTI Crude Oil futures contracts or WTI Crude Oil on the Pricing Date and sold them on the Valuation Date. The payment of the Additional Amount, if any, at maturity will be calculated by reference to the Ending Price of WTI Crude Oil relative to the Starting Price, and will depend on the Upside Participation Rate (if the Ending Price exceeds the Starting Price) or the Downside Participation Rate (if the Starting Price Exceeds the Ending Price).
     Future performance of WTI Crude Oil cannot be predicted on the basis of historical performance
     It is impossible to predict whether, or the extent to which, the price of crude oil will rise or fall relative to the Starting Price. As discussed herein, the price of crude oil will be influenced by complex and interrelated political, economic, financial and other factors. Accordingly, the historical performance of crude oil should not be taken as an indication of the future performance of crude oil, and no projection, representation or warranty is made regarding future performance.
     Purchases and sales by us or the swap counterparty may affect your return
     We intend to hedge our obligations under the Notes by entering into a swap transaction with Wachovia Bank, N.A. as the swap counterparty. In turn, the swap counterparty may hedge its obligations on that swap transaction by purchasing WTI Crude Oil, or crude oil futures contracts or other derivative instruments with returns linked or related to changes in the trading prices of WTI Crude Oil, and may adjust these hedges by, among other things, purchasing or selling WTI Crude Oil, or crude oil futures contracts or other derivative instruments with returns linked to the price of crude oil at any time. If our swap transaction with Wachovia Bank, N.A. were terminated, we may hedge our obligations by engaging in any of the hedging activities described above. Although they are not expected to, any of these hedging activities may adversely affect the trading prices of WTI Crude Oil and, therefore, the market value of the Notes even as we or the swap counterparty may realize substantial returns from these activities.
     Lack of regulation by the CFTC
     The Notes are debt securities that are direct obligations of AIG. The net proceeds to be received by us from the sale of the Notes will not be used to purchase or sell crude oil futures contracts for the benefit of holders of the Notes. The Notes are not themselves crude oil futures contracts and an investment in the Notes does not constitute either an investment in crude oil futures contracts or in a collective investment vehicle that trades in crude oil futures contracts or crude oil.
     Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool, and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operation” (“CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, AIG will not be registered with the CFTC as a CPO, and you will not benefit from the regulatory protections that may be afforded by the CFTC or any other regulatory authority to persons who trade in commodities or who invest in regulated commodity pools.
     The Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges. Accordingly, you will not benefit from the regulatory protections that may be afforded by the CFTC or any other regulatory authority to persons who trade in futures contracts on a regulated futures exchange.
     We may have conflicts of interests arising from our relationship with the Calculation Agent
     AIG-FP, our subsidiary, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the Starting Price, Ending Price and Additional Amount, if any, and is only required to act in good faith and in a commercially reasonable manner. Because these determinations by

AIG-FP will affect the payment at maturity of the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
     The New York Mercantile Exchange has no obligation to consider your interests
     The New York Mercantile Exchange (“NYMEX”) is responsible for calculating the official U.S. dollar cash buyer settlement prices per unit of measure for crude oil, heating oil, natural gas and RBOB gasoline. The NYMEX may alter, discontinue or suspend calculation or dissemination of the official U.S. dollar cash buyer settlement price per unit of measure for WTI Crude Oil. Any of these actions could adversely affect the value of the Notes. The NYMEX has no obligation to consider your interests in calculating or revising the official U.S. dollar cash buyer settlement price per unit of measure for WTI Crude Oil.
     Tax consequences
     You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES
     AIG will issue the Medium-Term Notes, Series AIG-FP, Principal Protected WTI Crude Oil Linked Notes, due [•, 2012] (the “Notes”) as part of a series of senior debt securities entitled “Medium-Term Notes, Series AIG-FP,” under the Indenture dated as of October 12, 2006 between AIG and The Bank of New York, as trustee, which is more fully described in the related prospectus dated July 13, 2007. You should carefully read this pricing supplement, along with the prospectus supplement dated July 13, 2007 and the prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent that it is different from that information. You should carefully review the “Risk Factors” sections in this pricing supplement and the aforementioned prospectus, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.
     References in this pricing supplement to “we,” “us,” “our” and “AIG” are to American International Group, Inc. References to “AIG-FP” are to our subsidiary, AIG Financial Products Corp. References to “Wachovia Bank” are to Wachovia Bank, National Association. References to “Wachovia Securities” are to Wachovia Capital Markets, LLC. References to “$” are to the currency of the United States of America.
     The Notes are expected to mature on [•, 2012].
     The CUSIP number for the Notes is 02687QDD7.
     The Notes will not be subject to redemption by AIG or repayment at the option of any holder of the Notes before the maturity date. The Notes will not have the benefit of any sinking fund.
     AIG will issue the Notes in denominations of $1,000 and multiples of $1,000 in excess thereof. You may transfer the Notes only in increments of $1,000 principal amount. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the sections entitled “Description of Notes We May Offer — Book-Entry System” in the related prospectus supplement and “Legal Ownership and Book-Entry Issuance” in the related prospectus.
Payment on the Maturity Date
     On the maturity date, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of the Notes plus the Additional Amount, as provided below. If the Ending Price of WTI Crude Oil equals the Starting Price thereof, you will be entitled to receive only $1,000 for each $1,000 principal amount of the Notes. There will be no payment of interest, periodic or otherwise, on the Notes prior to the maturity date.
     If the maturity date is not a New York Business Day, then you will receive payment in respect of the Notes on the next succeeding New York Business Day, with no adjustment to such payment on account thereof. “New York Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) a day on which banks in the City of New York are not open for dealing in foreign exchange and foreign currency deposits.

Determination of the Additional Amount
     The “Additional Amount” per $1,000 principal amount of Notes to which you will be entitled will be determined by the Calculation Agent, as set forth below:
     (i) If the Ending Price is greater than the Starting Price, the “Additional Amount” is equal to:
     $1,000 x the Underlying Performance x the Upside Participation Rate
     (ii) If the Ending Price is less than the Starting Price, the “Additional Amount” is equal to:
     $1,000 x — 1 x the Underlying Performance x the Downside Participation Rate
     (iii) If the Ending Price is equal to the Starting Price, the “Additional Amount” equals $0.
     “WTI Crude Oil Price,” as of any date, will be the U.S. dollar settlement price per barrel of WTI Crude Oil on the Relevant Exchange, as determined by the Calculation Agent in accordance with the procedures described below under “Discussion of WTI Crude Oil — Determination of the WTI Crude Oil Price”.
     “Relevant Exchange” means the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for crude oil options or futures contracts, such other exchange or principal trading market for crude oil or where options or futures contracts on crude oil are traded which serves as the source of prices for crude oil, as determined in good faith by the Calculation Agent.
     The “Starting Price” will be the WTI Crude Oil Price on the Pricing Date.
     The “Ending Price” will be the WTI Crude Oil Price on the Valuation Date.
     The “Upside Participation Rate” is expected to be a percentage between 90% and 100% and will be set forth in the final Pricing Supplement made available in connection with the sale of the Notes.
     The “Downside Participation Rate” is expected to be a percentage between 40% and 50% and will be set forth in the final Pricing Supplement made available in connection with the sale of the Notes.
     The “Underlying Performance” will equal:
     (Ending Price/Starting Price) -1
     The “Valuation Date” will be the tenth New York Business Day immediately prior to the maturity date; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below).
     A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:
(a)	the suspension of or material limitation on trading of crude oil futures contracts or crude oil, or options or other instruments related to crude oil futures contracts or crude oil, on the Relevant Exchange;

(b)	either (i) the failure of trading to commence, or permanent discontinuance of trading, in crude oil futures contracts or crude oil, or options or other instruments related to crude oil futures contracts or crude oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, crude oil;

(c)	the failure of the Relevant Exchange to publish the official daily settlement price for that day for crude oil futures contracts (or the information necessary for determining the settlement price);

(d)	the occurrence since the Pricing Date of a material change in the content, composition or constitution of crude oil or crude oil futures contracts; or

(e)	the occurrence since the Pricing Date of a material change in the formula for the method of calculating the Ending Price.
     If a Disruption Event identified in clauses (a), (b) or (c) in the above definition of Disruption Event has occurred and is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Ending Price on the immediately succeeding New York Business Day on which no Disruption Event occurs or is continuing; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled New York Business Days following the scheduled Valuation Date, then (a) that third scheduled New York Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Ending Price on such day in its sole and absolute discretion taking into account the latest available quotation for WTI Crude Oil and any other information that in good faith it deems relevant.
     If a Disruption Event identified in clauses (d) or (e) in the above definition of Disruption Event is in effect on the scheduled Valuation Date, the Calculation Agent will determine the Ending Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for WTI Crude Oil and any other information that in good faith it deems relevant.
     AIG-FP will be our agent (in such capacity, the “Calculation Agent”) for purposes of determining, among other things, the Starting Price, the Ending Price and the Additional Amount on the Notes. All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on AIG and the holders and beneficial owners of the Notes.

Examples
          Set forth below are three examples of calculations for performance of the Notes, assuming an Upside Participation Rate of 95%, the midpoint of the range of 90% to 100%, and a Downside Participation Rate of 45%, the midpoint of the range of 40% to 50%:
          Example 1—The hypothetical Ending Price of WTI Crude Oil is equal to 115% of its hypothetical Starting Price:

Hypothetical Starting Price: $90
Hypothetical Ending Value: $103.50
Underlying Performance = (103.5/90)-1 = 0.15
Additional Amount (per $1,000 principal amount)	=	$1,000 x Underlying Performance x Upside
Participation Rate
	=	$1,000 x 0.15 x 95% = $142.50
Payment at Maturity (per $1,000 principal amount)	=	$1,000 + Additional Amount = $1,000 + $142.50 = $1,142.50
          Example 2—The hypothetical Ending Price of WTI Crude Oil is equal to 80% of its hypothetical Starting Price:

Hypothetical Starting Price: $90
Hypothetical Ending Price: $72
Underlying Performance = (72/90)-1 = -0.2
Additional Amount (per $1,000 principal amount)	=	$1,000 x - 1 x Underlying Performance x
Downside Participation Rate
	=	$1,000 x - 1 x - 0.2 x 45% = $90
Payment at Maturity (per $1,000 principal amount)	=	$1,000 + Additional Amount = $1,000 + $90
	=	$1,090
          Example 3—The hypothetical Ending Price of WTI Crude Oil is equal to its Starting Price:

Hypothetical Starting Price: $90
Hypothetical Ending Price: $90
Additional Amount (per $1,000 principal amount)	=	0
Payment at Maturity (per $1,000 principal amount)	=	$1,000 + Additional Amount = $1,000 + 0
	=	$1,000
Hypothetical Payout Profile
          The following graph reflects the hypothetical performance of the Notes, assuming a hypothetical Upside Participation Rate of 95%, the midpoint of the range of 90% to 100%, and a hypothetical Downside Participation Rate of 45%, the midpoint of the range of 40% to 50%. The solid line reflects the $1,000 original principal amount of the Notes, plus the hypothetical Additional Amount of the Notes, while the dotted line reflects the change in the price of WTI Crude Oil.

     This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Price, the actual Ending Price, the Upside Participation Rate, the Downside Participation Rate and whether you hold your investment until maturity.
Hypothetical returns
     The following table illustrates, for a range of hypothetical Starting Prices and Ending Prices:
•	the percentage change from each hypothetical Starting Price to the hypothetical Ending Price;

•	the total amount payable on the maturity date per unit of the Notes;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return in United States dollars on an investment in WTI Crude Oil.
     The table below assumes an Upside Participation Rate of 95%, the midpoint of the range of 90% to 100%, and a Downside Participation Rate of 45%, the midpoint of the range of 40% to 50%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final Pricing Supplement made available in connection with the sales of the Notes.

Percentage change from	Total amount payable		Pretax annualized	Pretax annualized
Hypothetical Starting Price to	on the maturity date	Total rate of return	rate of return on	rate of return
Hypothetical Ending Price(1)	per unit of the Notes(2)	on the Notes	the Notes(3)	on WTI Crude Oil(3)
(50.00%)	$1,225.00	22.50%	4.10%	-13.39%
(45.00%)	$1,202.50	20.25%	3.72%	-11.61%
(40.00%)	$1,180.00	18.00%	3.34%	-9.96%
(35.00%)	$1,157.50	15.75%	2.95%	-8.43%
(30.00%)	$1,135.00	13.50%	2.55%	-7.01%
(25.00%)	$1,112.50	11.25%	2.14%	-5.67%
(20.00%)	$1,090.00	9.00%	1.73%	-4.41%
(15.00%)	$1,067.50	6.75%	1.31%	-3.22%
(10.00%)	$1,045.00	4.50%	0.88%	-2.10%
(5.00%)	$1,022.50	2.25%	0.45%	-1.02%
0.00%	$1,000.00	0.00%	0.00%	0.00%
5.00%	$1,047.50	4.75%	0.93%	0.98%
10.00%	$1,095.00	9.50%	1.82%	1.92%
15.00%	$1,142.50	14.25%	2.68%	2.81%
20.00%	$1,190.00	19.00%	3.51%	3.68%
25.00%	$1,237.50	23.75%	4.31%	4.51%
30.00%	$1,285.00	28.50%	5.08%	5.32%
35.00%	$1,332.50	33.25%	5.82%	6.09%
40.00%	$1,380.00	38.00%	6.55%	6.84%
45.00%	$1,427.50	42.75%	7.25%	7.57%
50.00%	$1,475.00	47.50%	7.93%	8.28%

(1)	The Starting Price of WTI Crude Oil will be determined by the Calculation Agent on the Pricing Date.

(2)	The amount you receive on the maturity date will not be less than $1,000 per $1,000 principal amount of Notes.

(3)	The annualized rates of return specified in this table are calculated on a semiannual bond equivalent basis and assume an investment term from [•, 2007] to [•, 2012], a term expected to be equal to that of the Notes.
     The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Price and Ending Price, as calculated on the Pricing Date and Valuation Date respectively, the actual Upside Participation Rate and Downside Participation Rate, and the term of your investment.
Events of Default and Acceleration
     In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to the sum of $1,000 plus the Additional Amount, if any, calculated as though the date of acceleration were the maturity date of the Notes.
     In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then-current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT,” to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means the display page designated as “FEDFUNDS1” on the Reuters service or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the related prospectus supplement.

DISCUSSION OF WTI CRUDE OIL
     The Notes are designed to allow investors to participate in price movements of WTI Crude Oil as determined based on the Starting Price on the Pricing Date and the Ending Price on the Valuation Date. The price of WTI Crude Oil on any given day will be determined by reference to the U.S. dollar settlement price per barrel of WTI Crude Oil on the NYMEX of the first nearby futures contract, as determined by the Calculation Agent in accordance with the procedures described below.
     Although WTI Crude Oil is refined principally in the United States’ mid-continent region, it forms the basis for pricing other domestic crudes as well as some foreign grades. The WTI Crude Oil spot price, in turn, may be determined by global (rather than regional) supply and demand conditions due to the availability of product and crude oil pipelines that link the mid-continent to the Gulf Coast, a major crude oil trading and refining center.
     Demand for petroleum products by consumers, as well as agricultural, manufacturing and transportation industries, determines demand for crude by refiners. Since the precursors of product demand are linked to economic activity, crude oil demand will tend to reflect economic conditions. However, other factors such as weather will also influence crude oil demand.
     Crude oil supply is determined by both economic and political factors. Oil prices (along with drilling costs, availability of attractive prospects for drilling, taxes and technology) determine exploration and development spending which influence output capacity with a lag. In the short run, production decisions by OPEC also affect supply and prices. Oil export embargoes and the current conflict in Iraq represent other ways in which political developments move the market.
The Futures Markets
     An exchange-traded futures contract, such as the first nearby futures contract used to determine the price of WTI Crude Oil, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.
     Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC. Because the Notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, investors in the Notes will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.
     NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, non-oxygenated gasoline, heating oil and natural gas, and is the largest exchange in North America for the trading of platinum group metals contracts. NYMEX conducts trading in its futures contracts through an open-outcry trading floor and an internet-based electronic platform during the trading day and after hours only through an internet-based electronic platform.
Determination of the WTI Crude Oil Price
     The WTI Crude Oil Price, as of any date, will be determined by the Calculation Agent by reference to the closing settlement price on such date of the first nearby futures contract for WTI Crude Oil, stated in U.S. dollars, as made public by the Relevant Exchange on such date. A “first nearby futures contract” as of any date is the contract next scheduled for settlement. For example, as of October 30, 2007, the first nearby futures contract was the December 2007 futures contract.

     AIG has derived all information regarding the first nearby futures contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. Neither AIG, AIG-FP or Wachovia Securities makes any representation or warranty as to the accuracy or completeness of such information.
     WTI Crude Oil futures contracts trade in units of 1,000 barrels and the delivery point is Cushing, Oklahoma.
     The following summarizes selected specifications relating to crude oil contracts traded on the NYMEX:
Trading unit: 1,000 U.S. barrels (42,000 gallons)
     Minimum price fluctuation of oil futures contract prices: $.01 per barrel ($10.00 per contract)
     Maximum price fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt is triggered, the market will continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.
     Last trading day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading ceases on the third business day prior to the business day preceding the 25th calendar day.
     Any of the following grades of light sweet crude oil are acceptable for delivery under WTI Crude Oil contracts: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet, U.K. Brent, for which the seller shall receive a $0.30 per barrel discount below the final settlement price, Norwegian Oseberg Blend, which is delivered at a $0.55-per-barrel discount, and Nigerian Bonny Light, Qua Iboe and Colombian Cuisana, which are delivered at $0.15 premiums.
     The following graph sets forth the historical prices of WTI Crude Oil from January 2002 through November 2007. The historical data used in this graph reflects the historical WTI Crude Oil prices available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This historical data is not necessarily indicative of the future performance of WTI Crude Oil or what the value of the Notes may be. Any upward or downward trend in the historical prices of WTI Crude Oil during any period set forth below is not an indication that WTI Crude Oil is more or less likely to increase or decrease in price at any time over the term of the Notes.

Source: Bloomberg L.P. (without independent verification)

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     We will treat the Notes as contingent payment obligations. Special U.S. federal income tax rules apply to contingent payment obligations. These rules are described under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the Prospectus Supplement. As more completely described in the Prospectus Supplement, holders will recognize income before the receipt of cash attributable thereto and gains on sale or redemption will be ordinary.
     The U.S. Treasury Regulations discussing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such Notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the Notes, but without any contingent payments, and a projected payment schedule for payments on the Notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is •%. Based on this comparable yield, the projected payment on the maturity date is of $• per unit.

The comparable yield and projected payment are being provided to you solely for the purpose of determining the amount of interest that accrues in respect of your Note for U.S. federal income tax purposes, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual Additional Amount (if any) that may be payable on the maturity date.

ERISA CONSIDERATIONS
     The Notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the Notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the Notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the Notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
     Under the terms, and subject to the conditions, contained in a terms agreement dated the date hereof, we have agreed to sell the Notes to Wachovia Securities. Wachovia Securities has advised us that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The terms agreement provides that Wachovia Securities is committed to take and pay for all of the Notes if any are taken. See also “Supplemental Plan of Distribution” in the related prospectus supplement.
     We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days after the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
GENERAL INFORMATION
     We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Supplemental Plan of Distribution” in the related prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

INDEX OF CERTAIN DEFINED TERMS

Additional Amount	PS-1
AIG	PS-1
AIG-FP	PS-1
Calculation Agent	PS-9
CFTC	PS-5
CPO	PS-5
Disruption Event	PS-8
Downside Participation Rate	PS-8
Ending Price	PS-8
First nearby futures contract	PS-13
New York Business Day	PS-7
Notes	PS-1
NYMEX	PS-6
OPEC	PS-4
Relevant Exchange	PS-8
Reuters page FEDFUNDS1	PS-12
Starting Price	PS-8
Underlying Performance	PS-8
Upside Participation Rate	PS-8
Valuation Date	PS-8
Wachovia Securities	PS-7
WTI Crude Oil	PS-1
WTI Crude Oil Price	PS-8
Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the related prospectus supplement, general prospectus supplement and prospectus, as applicable.